SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 10-SB/A-2

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                    SMALL BUSINESS ISSUERS UNDER THE 1934 ACT

                            Cairo Acquisitions, Inc.
                            -------------------------
                 (Name of Small Business Issuer in Its Charter)




               Nevada                                     87-0643634
               ------                                     ----------
  (State or Other Jurisdiction of                      (I.R.S. Employer
   Incorporation or Organization)                     Identification No.)




                 1403 East 900 South Salt Lake City, Utah 84105
                 ----------------------------------------------
               (Address of Principal Executive Offices) (Zip Code)


                                 (801) 582-9609
                                 --------------
                (Issuer's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Exchange Act:        None

Securities to be registered under Section 12(g) of the Exchange Act:

                    Title of Each Class to be so registered:

                         Common Stock ($0.001 Par Value)

Name of Each Exchange on Which Each Class is to be Registered:               N/A













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                                TABLE OF CONTENTS

                                     PART I

                                                                        Page No.

Item 1.       Description of Business..........................................2

Item 2.       Management's Discussion and Analysis or
              Plan of Operation...............................................12

Item 3.       Description of Property.........................................13

Item 4.       Security Ownership of Certain Beneficial
              Owners and Management...........................................13

Item 5.       Directors, Executive Officers, Promoters
              and Control Persons.............................................14

Item 6.       Executive Compensation..........................................18

Item 7.       Certain Relationships and Related Transactions..................18

Item 8.       Description of Securities.......................................19


                                     PART II

Item 1.       Market for Common Equity and Related Stockholder Matters........20

Item 2.       Legal Proceedings...............................................21

Item 3.       Changes in and Disagreements with Accountants...................21

Item 4.       Recent Sales of Unregistered Securities.........................21

Item 5.       Indemnification of Directors and Officers.......................23


                                    PART F/S

Consolidated Financial Statements - December 31, 1999 and 1998........F-1 to F-8

                                    PART III

Item 1.       Index to Exhibits...............................................26

Signatures....................................................................27

Item 2.       Description of Exhibits.........................................28

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                                     PART I

ITEM 1.           DESCRIPTION OF BUSINESS

History

Cairo Acquisitions, Inc. (the "Company") was formed as a Nevada corporation on December 10, 1999, to engage in any lawful undertaking, including but not limited to, transacting mergers and acquisitions. The Company has been in the developmental stage since inception and has never engaged in any operational activities, other than issuing shares to its shareholders. Accordingly, the Company may be defined as a "shell" company whose sole purpose at this time is to identify and complete a merger or acquisition with a private entity.

The Company is filing this registration statement on a voluntary basis since the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a reporting public company.

General

The Company was incorporated on December 10, 1999 as a shell corporation that seeks to identify and complete a merger or acquisition with a private entity whose business presents an opportunity for Company shareholders. The Company's management will review and evaluate business ventures for possible mergers or acquisitions. The Company has not yet entered into any agreement, nor does it have any commitment or understanding to enter into or become engaged in a transaction, as of the date of this filing(1). Further, the business objectives discussed herein are extremely general and are not intended to restrict the discretion of the Company's management.

A decision to participate in a specific business opportunity will be made based upon a Company analysis of the quality of the prospective business opportunity's management and personnel, asset base, the anticipated acceptability of business' products or marketing concepts, the merit of a business plan, and numerous other factors which are difficult, if not impossible, to analyze using any objective criteria.

The Company has no plans or arrangements proposed or under consideration for the issuance or sale of additional securities, as of April 3, 2000 ("the effective date"), prior to the identification of a business opportunity. Consequently, management anticipates that it will initially be able to participate in only one business opportunity, due primarily to the Company's limited capital. The resultant lack of diversification should be considered a substantial risk, as the Company will not be able to offset potential losses from one venture against gains from another (See table, Part I, Item 5 "Directors, Executive Officers, Promoters, And Control Persons," page 13).

The  Company  has  no  plans  to  obtain  lock-up   agreements  with  the  major
shareholders,  Ruairidh  Campbell and Richard Surber (See table, Part I, Item 4:
"Security Ownership of Certain Beneficial Owners And Management," page 15).

-----------------
     (1)As of the filing date of the Form 10-SB/A-2 (June 27, 2000), the Company has not entered into and is not presently negotiating a probable material transaction.

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Selection of a Business

The Company anticipates that potential business opportunities will be referred from various sources, including its officers and directors, professional advisors, securities broker-dealers, venture capitalists, persons involved in the financial community, and others who may present unsolicited proposals. The Company will not engage in any general solicitation or advertising for a business opportunity, and will rely on the personal contacts of its officers and directors and their affiliates, as well as indirect associations with other business and professional people. Management's reliance on "word of mouth" may limit the number of potential business opportunities identified. While it is not presently anticipated that the Company will engage unaffiliated professional firms specializing in business acquisitions or reorganizations, such firms may be retained if management deems it in the best interest of the Company. Finder's fees paid to professional acquisition firms could involve one-time cash payments, payments based on a percentage of the business opportunity's revenues or product sales volume, payments involving issuance of securities (including those of the Company), or any combination of these or other compensation arrangements. Consequently, the Company is unable to predict the cost of utilizing such services. As of April 3, 2000, there have been no discussions, agreements or understandings with any professional advisors, financial consultants, broker-dealers or venture capitalists. The Company's present intentions are to rely upon its president to effect those services normally provided by professional advisors or financial consultants.

The Company will not restrict its search to any particular business, industry, or geographical location. Management reserves the right to evaluate and enter into any type of business in any location. In seeking a business venture, the decision of management will not be controlled by an attempt to take advantage of any anticipated or perceived appeal of a specific industry, management group, product, or industry, but will be based on the business objective of seeking long-term capital appreciation. The Company may participate in a newly organized business venture or in a more established business. Participation in a new business venture entails greater risks since, in many instances, management of such a venture may not have a proven track record; the eventual market for such ventures product or services will likely not be established; and the profitability of the venture will be untested and impossible to accurately forecast. Should the Company participate in a more established venture that is experiencing financial difficulty, risks may stem from the Company's inability to generate sufficient funds to manage or reverse the circumstances causing such financial problems.

The analysis of new businesses will be undertaken by or under the supervision of the Company's officers and directors. In analyzing prospective businesses, Company's management will consider, to the extent applicable, the available technical, financial and managerial resources of any given business venture. Management will also consider the nature of present and expected competition; potential advances in research and development or exploration; the potential for growth and expansion; the likelihood of sustaining a profit within given time frames; the perceived public recognition or acceptance of products, services, trade or service marks; name identification; and other relevant factors. The Company anticipates that the results of operations of a specific business venture may not necessarily be indicative of the potential for future earnings, which may be impacted by a change in marketing strategies, business expansion, modifying product emphasis, changing or substantially augmenting management, and other factors.

The Company has no present intention to hire any independent advisors or consultants. The Company's officers will act in these capacities. The Company may pay finders a fee for finding a merger, acquisition or business combination candidate. No criteria will be used in determining who can act as a finder for the Company, other than the Company will require such finder to have all the necessary state and/or federal licenses to act in such capacity.

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The finder will only be paid if the Company closes upon a transaction. All other terms of service will be negotiated on an individual basis and have not been determined as of yet. The Company has not contacted nor had any discussions with any finders as of the date of this filing.

The Company's officers anticipate acting on the Company's behalf in encouraging a broker dealer to act as the Company's market maker. No fee will be paid to them for acting on the Company's behalf regarding this matter. The Company does not intend to hire any consultants, advisors or others to act in this capacity. No preliminary discussions or understandings have occurred or have been made with any market maker. The Company anticipates that it will engage in such discussions with Olsen Payne & Company subsequent to this Form 10-SB/A-2 clearing comments by the Securities & Exchange Commission which may be before or after an acquisition or merger. However, there is a greater probability than not that such discussions will be immaterial until such time as an acquisition or merger candidate is found and the Company files a registration statement to enable the trading status of Company shares that may be used to create a public market in light of the Securities & Exchange Commission's position regarding the inability of shell companies to rely on various exemptions from registration.

The Company's officers and directors have used the services of Hudson Consulting Group, Inc. and/or Canton Financial Services Corporation, both of which are subsidiary companies of CyberAmerica Corporation. CyberAmerica Corporation, and its subsidiaries have used the services of A-Z Professional Consultants, Inc., a beneficial shareholder of the CyberAmerica Corporation. A-Z Professional Consultants, Inc. is a Utah corporation, which is owned 100% by Allen Z. Wolfson. Allen Z. Wolfson is also the uncle of Richard D. Surber. All of the above mentioned entities and their personnel have been used by Richard Surber as either advisors or consultants because of Richard Surber's position with CyberAmerica Corporation as its president and a director and his relationship with Allen Z. Wolfson. Irrespective of Mr. Surber's relationship or use of the abovementioned entities, it is the Company's intention to rely solely on the expertise of its officers as advisors. The Company may rely on the clerical and accounting services of Hudson Consulting Group, Inc., but will not rely upon Allen Wolfson, A-Z Professional Consultants, Inc., Hudson Consulting, Group, Inc. or Canton Financial Services Corporation to find a potential acquisition or merger candidate for the Company. The probability that a fee will be paid to Ruairidh Campbell or Richard Surber is greater than for any other person who may solicit the Company for a merger, acquisition or business combination.

Richard Surber usually uses the services of Olsen Payne & Company as his broker dealer. There is greater than a 50% chance that the Company may retain the services of Olsen Payne & Company.

The Company will analyze all relevant factors and make a determination based on a composite of available information, without reliance on any single factor. The period within which the Company will decide to participate in a given business venture cannot be predicted and will depend on certain factors, including the time involved in identifying businesses, the time required for the Company to complete its analysis of such businesses, the time required to prepare appropriate documentation to effect a merger or acquisition, and other circumstances.

Acquisition of a Business

The implementing of a structure that will effect any given business transaction, may cause the Company to become party to a merger, consolidation, purchase and sale of assets, purchase or sale of stock, or other reorganization involving another corporation, joint venture, partnership or licensee. The exact structure of the anticipated business transaction cannot yet be determined. Notwithstanding the above, the Company does not intend to participate in a

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business through the purchase of minority stock  positions.  In other words, the
Company does not intend to merely buy non-controlling interests in other businesses. Rather, its current focus is to acquire a controlling interest in a business. Upon the completion of a transaction, it is likely that the Company's present management will no longer control Company affairs. Further, a majority or all of the Company's present directors may, as part of the terms of a prospective business transaction, resign and be replaced by new directors without a vote of the Company's shareholders.

In connection with the Company's merger or acquisition of a business venture, the present shareholders of the Company, including Ruairidh Campbell and Richard Surber, officers and directors, may, as a negotiated part of the transaction, sell a portion or all of the Company's Common Stock held by them at a significant premium over their original investment in the Company. If the Company's current shareholders sell their stock as part of a merger/acquisition, they may decide to sell a controlling interest (i.e., over 50%) of the Company to the other entity (including such other entity's shareholders and affiliates) that participates in the merger/acquisition. The affiliates of the reorganization might only buy shares from Ruairidh Campbell and/or Richard Surber, or same might only buy enough shares to obtain a controlling interest in the Company. However, there is no degree of certainty that the other entity will buy any of the Company's shares, whether from Ruairidh Campbell or Richard Surber or any other shareholder. Conversely, it is possible the other entity may offer to buy out all or most of the shareholders' stock at prices comparable to those offered to Ruairidh Campbell or Richard Surber. It is possible that the entity may pay a higher price for shares belonging to insider shareholders than for shares belonging to non-insider shareholders. Although the Company's insiders have no present intentions to buy shares from other insiders, it is a possibility that insiders could buy shares from other insiders. Management does not intend to actively negotiate for or otherwise require the purchase of all or any portion of its stock as a condition to or in connection with any proposed merger or acquisition. Although the Company's present shareholders did not acquire their shares of Common Stock with a view towards any subsequent sale in connection with a business reorganization, it is not unusual for affiliates of the entity participating in the reorganization to negotiate to purchase shares held by the present shareholders. This is done in order to reduce the amount of shares held by persons no longer affiliated with the Company and thereby reduce the potential adverse impact on the public market in the Company's common stock that could result from substantial sales of such shares after the business reorganization. Public investors will not receive any portion of the premium that may be paid in the foregoing circumstances. Furthermore, the Company's shareholders may not be afforded an opportunity to approve or consent to any particular stock buy-out transaction.

In the event sales of shares by present shareholders of the Company, including officers and directors, is a negotiated part of a future merger or acquisition, a conflict of interest may arise since directors will be negotiating for the merger or acquisition on behalf of the Company and for the sale of their shares for their own respective accounts. Where a business opportunity is well suited for merger or acquisition by the Company, but affiliates of the prospective business opportunity impose a condition that management sell their shares at a price which is unacceptable to them, management may not sacrifice their financial interest for the Company to complete the transaction. Where the business opportunity is not well suited, but the price offered management for their shares is high, management may be inclined to effect the acquisition in order to realize a substantial gain on their shares in the Company. Management has not adopted any policy for resolving the foregoing potential conflicts, should they arise, and does not intend to obtain an independent appraisal to determine whether any price that may be offered for their shares is fair. Shareholders must rely, instead, on the obligation of management to fulfill its fiduciary duty under state law to act in the best interests of the Company and its shareholders.

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Although the terms of any registration  rights and the number of securities,  if any, which may be registered cannot be determined at this time, it may be expected that any registration of securities by the Company would entail substantial expense to the Company.

In light of the Securities & Exchange Commission's position (per No Action Letter, NASD Regulation, Inc., dated January 21, 2000) which states that the securities issued by a blank check company can only be resold through registration under the Securities Act, Rule 144 is not available for resale transactions involving the Company's securities. Upon consummation of a merger, the Company may be required to file the necessary and appropriate registration statements to register the affiliates' shares. In addition, the promoters or affiliates of blank check companies, as well as their transferees, are deemed to be "underwriters" of the securities issued both before and after any business combination.

The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on such market.

While the actual terms of a transaction to which the Company may be a party cannot be determined at this time, it may be expected that the parties to any business transaction will find it desirable to structure the merger or acquisition as a so-called "tax-free" event under sections 351 or 368(a) of the Internal Revenue Code of 1986 (the "Code"). In order to obtain tax-free treatment under section 351 of the Code, it would be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company would retain less than 20% of the issued and outstanding shares of the surviving entity. Section 368(a)(1) of the Code provides for tax-free treatment of certain business reorganizations between corporate entities where one corporation is merged with or acquires the securities or assets of another corporation. Generally, the Company expects to be the acquiring corporation in such a business reorganization, and the tax-free status of the transaction will not depend on the issuance of any specific amount of the Company's voting securities under
Section 368. The acquiring corporation will issue securities in such an amount that the shareholders of the acquired corporation will hold 50% or more of the voting stock of the surviving entity. Consequently, there is a substantial possibility that the shareholders of the Company immediately prior to the transaction would retain less than 50% of the issued and outstanding shares of the surviving entity. Therefore, regardless of the form of the business acquisition, it may be anticipated that stockholders immediately prior to the transaction will experience a significant reduction in their percentage of ownership in the Company.

Notwithstanding the fact that the Company is technically the merging or acquiring entity in the foregoing circumstances, generally accepted accounting principles will ordinarily require that such transaction be accounted for as if the Company had been acquired by the other entity owning the business and, therefore, will not permit a write-up in the carrying value of the assets of the other company.

The manner in which the Company participates in a business will depend on the nature of the business, the respective needs and desires of the Company and other parties, the management of the business, and the relative negotiating strength of the Company and such other management.

The Company will participate in a business only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be determined at this time, generally such agreements will require specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to such closing, will outline the manner of bearing costs if the transaction is not closed, will set forth remedies on default, and will include miscellaneous other terms.

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Operation of Business After Acquisition

The Company's operation following its merger or acquisition of a business will be dependent on the nature of the business and the interest acquired. The
Company is unable to determine at this time whether the Company will be in control of the business or whether present management will be in control of the Company following the acquisition. It may be expected that the business will present various risks, which cannot be predicted at the present time.

Government Regulation

It is impossible to anticipate government regulations, if any, to which the Company may be subject until it has acquired an interest in a business. The use of assets to conduct a business which the Company may acquire could subject it to environmental, public health and safety, land use, trade, or other governmental regulations and state or local taxation. In selecting a business in which to acquire an interest, management will endeavor to ascertain, to the extent of the limited resources of the Company, the effects of such government regulation on the prospective business of the Company. In certain circumstances, however, such as the acquisition of an interest in a new or start-up business activity, it may not be possible to predict with any degree of accuracy the impact of government regulation. The inability to ascertain the effect of government regulation on a prospective business activity will make the acquisition of an interest in such business a higher risk.

Competition

The Company will be involved in intense competition with other business entities, many of which will have a competitive edge over the Company by virtue of their stronger financial resources and prior experience in business. There is no assurance that the Company will be successful in obtaining suitable business opportunities.

Employees

The Company is a development stage company and currently has no employees. Executive officers will devote only such time to the affairs of the Company as they deem appropriate, which is estimated to be approximately five (5) hours per month per person. Management of the Company expects to use consultants, attorneys, and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is identifying and evaluating businesses. The need for employees and their availability will be addressed in connection with a decision whether or not to acquire or participate in a specific business venture.

RISK FACTORS

No Operating History, Revenue And Assets

The Company has no operating history nor any revenues or earnings from operations. The Company has little or no tangible assets or financial resources. The Company will, in all likelihood, continue to sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating loss which will increase continuously until the Company can consummate a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity or consummate such a business combination.

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Speculative Nature Of Company's Proposed Operations

The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor business and numerous other factors presently beyond the Company's control.

Lack of Sufficient Operating Capital

The Company is a "blank check" or shell corporation and therefore has no guarantee that it will be able to obtain the funds necessary to continue as a going concern. The nominal amount of capital contributed thus far by the major shareholders (See table, Part I, Item 4: "Security Ownership of Certain
Beneficial Owners And Management," page 13) has been used exclusively for organizational purposes and there is no guarantee that funding will be available from these sources in the future. Management has no plans to obtain additional financing from outside sources. There is no obligation or commitment from any shareholder to provide further capital to ensure the Company continues as a going concern. However, it is anticipated that the major shareholders will continue to support the Company in the form of loans in amounts sufficient to cover operating costs and professional expertise as needed to keep the Company current with its reporting requirements over the next twelve months.

State Blue Sky Registration; Restricted Resales Of The Securities

Transferability of the shares of Common Stock of the Company is very limited because a significant number of states have enacted regulations pursuant to their securities or so-called "blue sky" laws restricting or, in many instances, prohibiting, the initial sale and subsequent resale of securities of "blank check" companies such as the Company within that state. In addition, many states, while not specifically prohibiting or restricting "blank check" companies, would not register the securities of the Company for sale or resale in their states. Because of these regulations, the Company currently has no plan to register any securities of the Company with any state. To ensure that any state laws are not violated through the resales of the securities of the Company, the Company will refuse to register the transfer of any securities of the Company, to residents of any state, which prohibit such resale or if no exemption is available for such resale. It is not anticipated that a secondary trading market for the Company's securities will develop in any state until the completion of a business combination, if at all.

The shares issued pursuant to this private placement are restricted shares as defined by Regulation S under the Securities Act of 1993, as amended (the "Act"). However, these shares may be exempt from registration and may become eligible for sale in a public market if held in compliance with the limitations of Regulation S, Rule 144, or otherwise pursuant to the Act.

No shares were issued in any state which prohibits the issuance of shares in a blank check company; no shares were issued to any individuals outside of the State of Utah or the State of Texas, excepting issuances made to offshore investors.

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The Company's stock was issued to Richard Surber pursuant to the State of Utah's
Uniform Securities Act ss. 61-1-14(1)(j), which provides for a self-executing exemption for securities issued under a benefit plan covering officers, directors, and employees. Consultants would be covered under ss. 61-1-14(2)(n), the limited offering exemption, which is also self-executing. The future resale of securities by shareholders is under the scope of ss. 61-1-14(2)(b) relating to a manual exemption such as a listing in Standard & Poor's or (2)(c) relating to sales through a registered broker dealer. No filing is needed under (b) or
(c).

The Company's stock was issued to Ruairidh Campbell pursuant to the State of Texas Securities Act ss. 5.I(b), Exempt Transactions, which provides for a self-executing exemption from registration for any transaction related to the issuance and sale of securities issued under a benefit plan to directors and employees that is effected without public solicitation or advertisement.

Scarcity Of And Competition For Business Opportunities And Combinations

The Company is and will continue to be an insignificant participant in the business of seeking mergers, joint ventures and acquisitions of small private entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

No Agreement For Business Combination Or Other Transaction - No Standards For Business Combination

The Company has no arrangement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

Continued Management Control, Limited Time Availability

While seeking a business combination, Ruairidh Campbell, President of the Company and Richard Surber, Secretary and Treasurer of the Company anticipate devoting up to five hours each per month to the business of the Company. Ruairidh Campbell and Richard Surber will be the only individuals responsible for conducting the day to day operations of the company including searches, evaluations, and negotiations with potential merger or acquisition candidates. The Company has not entered into any written employment agreement with Ruairidh Campbell or Richard Surber and is not expected to do so in the foreseeable future. The Company has not obtained key man life insurance on Ruairidh Campbell or Richard Surber. The loss of the services of Ruairidh Campbell or Richard Surber would adversely affect development of the Company's business and its likelihood of continuing operations.

Conflicts Of Interest - General

Ruairidh Campbell and Richard Surber may participate in business ventures which could be deemed to compete directly with the Company. Ruairidh Campbell and Richard Surber are serving as officers and directors of a number of other blank check companies (See table, Part I, Item 5 "Directors, Executive Officers, Promoters, And Control Persons," page 15). Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's future officers or directors are involved in the management of any firm with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest.

In the event an affiliate finds an acquisition, merger or business combination candidate the Company may pay up to 9.9% of the value of such transaction to that person or entity irrespective of whether such person or entity is an affiliate or non affiliate of the Company. The Company has no present intentions to pay any financial advisors whether affiliates or non affiliates for acting as financial advisors in any capacity other than as a finder for the Company. There are no present circumstances that the Company currently anticipates where the Company would pay an affiliate for acting as financial advisors other than as a finder, as discussed above. However, the Company may agree to register shares currently held by affiliates pursuant to an available registration statement in the event a merger, acquisition, or business combination candidate is found. The Company may register such shares irrespective of whether the candidate is found by an affiliate or non affiliate, which could be at the expense of the Company.

Lack Of Market Research Or Marketing Organization

The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the business strategy contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

Lack Of Diversification

The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with a business opportunity. Consequently, the Company's activities may be limited to those engaged in by the business opportunity with which the Company merges or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

Regulation

Although the Company will be subject to regulation under the Securities Exchange Act of 1934, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs.

The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

Probable Change In Control And Management

A business combination involving the issuance of the Company's Common Shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's Common Shares held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in the removal of Ruairidh Campbell and Richard Surber and a corresponding reduction in or elimination of his participation in the future affairs of the Company.

Potential Reduction Of Percentage Share Ownership Following Business Combination

The Company's primary plan of operation is based upon a business combination with a private concern which, depending on the terms of merger or acquisition, may result in the Company issuing securities to shareholders of any such private company. The issuance of previously authorized and unissued Common Shares of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and may result in a change in control or management of the Company.

Disadvantages Of Blank Check Offering

The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such adverse consequences may include, but are not limited to, time delays of the registration process, the significant expenses incurred in a public offering, loss of voting control to public shareholders.

Taxation

Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to a transaction.

Requirement   Of  Audited   Financial   Statements   May   Disqualify   Business
Opportunities

Section 13 and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), require companies subject thereto to provide certain information about significant acquisitions, including audited financial statements for the company acquired, covering one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may preclude consummation of an otherwise desirable acquisition by the Company.

Acquisition prospects that do not have or are unable to obtain the required audited financial statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

ITEM 2.           MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Plan of Operations

The Company's plan of operation for the coming year, as discussed above, is to identify and acquire a favorable business opportunity. The Company does not plan to limit its options to any particular industry, but will evaluate each opportunity on its merits. The Company anticipates that its owners, affiliates, and consultants will provide it with sufficient capital to continue operations until the end of the first quarter of 2000, but there can be no assurance that this expectation will be fully realized.

Results of Operations

Fiscal Years ending December 31, 1999.

The Company had no revenue from continuing operations from inception through period ended December 31, 1999.

General and administrative expenses for the period ended December 31, 1999 were $910. General and administrative expenses for 1999 consisted of expenses to keep the Company in good corporate standing, fees to Transfer Agents, and minimal expenses for office and bank account administration.

The Company had a net loss of $910 for the period ended  December 31, 1999.  The
Company's  net  losses  for  fiscal  1999  were   attributable  to  general  and
administrative expenses.

The Company does not expect to generate any meaningful revenue or incur operating expenses unless and until it acquires an interest in an operating company.

Liquidity and Capital Resources

As of April 3, 2000 the Company had no major assets. The Company is currently authorized to issue 45,000,000 shares of common stock, of which 6,042,500 shares are issued and outstanding, and 5,000,000 shares of preferred stock, none of which is outstanding as of April 3, 2000. Management is hopeful that becoming a reporting company will increase the number of prospective business ventures that may be available to the Company. Management believes that the Company has sufficient resources to meet the anticipated needs of the Company's operations through at least the calendar year ending December 31, 2000. The company anticipates that its major shareholders will contribute sufficient funds to satisfy the cash needs of the Company through calendar year ending December 31, 2000. However, there can be no assurances to that effect, as the Company has no revenues and the Company's need for capital may change dramatically if it acquires an interest in a business opportunity during that period. Further, the Company has no plans to raise additional capital through private placements or public registration of its securities until a merger or acquisition candidate is identified. However, in light of the Securities & Exchange Commission's position (per No Action Letter, NASD Regulation, Inc., dated January 21, 2000) which states that the securities issued by a blank check company can only be resold through registration under the Securities Act, Rule 144 is not available for resale transactions involving the Company's securities.

Upon consummation of a merger, the Company may be required to file the necessary and appropriate registration statements to register the affiliates' shares. In addition, the promoters or affiliates of blank check companies, as well as their transferees, are deemed to be "underwriters" of the securities issued both before and after any business combination.

The Company projects that its operating requirements will not exceed $15,000 over the next twelve months. If no acquisition candidate is found for the Company during this time, Ruairidh Campbell and Richard Surber plan to loan the Company sufficient funds to cover these costs over the next twelve months. Ruairidh Campbell and Richard Surber will provide their expertise in preparing the necessary documentation to keep the Company current with its reporting requirements with the Securities & Exchange Commission and those costs will accrue on the Company's balance sheet. In the event that a merger or acquisition occurs over the next twelve months, the target company will be responsible for paying these costs back to the major shareholders, or the major shareholders may waive these costs depending on the nature of the acquisition or merger transaction.

ITEM 3.           DESCRIPTION OF PROPERTY

The Company currently maintains its offices at 1403 East 900 South, Salt Lake City, Utah 84105. The office space is owned by Ruairidh Campbell, an officer, director and substantial shareholder of the Company. The Company pays no rent for the use of this address. The Company does not believe that it will need to maintain an office at any time in the foreseeable future in order to carry out the plan of operation described herein.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                  MANAGEMENT

The following table sets forth, as of April 3, 2000, the number and percentage of outstanding shares of common stock which, according to the information supplied to the Company, were beneficially owned by (i) each current director of the Company, (ii) each current executive officer of the Company, (iii) all current directors and executive officers of the Company as a group, and (iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the Company's outstanding common stock. Except as otherwise indicated, the persons named in the table below have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws (where applicable).


  Title of Class              Name And Address of                  Amount And Nature of            Percent of Class
                                Beneficial Owner                   Beneficial Ownership
      Common              Ruairidh Campbell, President                   3,000,000                       49.7%
       Stock                   3310 Werner Avenue
                              Austin, Texas 78722

      Common             Richard Surber, Secretary and                   3,000,000                       49.7%
       Stock                       Treasurer
                         268 West 400 South, Suite 300
                           Salt Lake City, Utah 84101

      Common               All Executive Officers and                    6,000,000                       99.4%
       Stock                  Directors as a Group

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL
                  PERSONS

The following individuals constitute all of the Company's Executive Officers and Directors as of April 3, 2000.

Name                      Age              Position
----                      ---              --------
Ruairidh Campbell         37               President and Director
Richard D. Surber         27               Secretary, Treasurer and Director

No other persons are expected to make any significant contributions to the Company who are not executive officers or directors of the Company.

All executive officers are elected by the Board and hold office until the next Annual Meeting of stockholders and until their successors are elected and qualify.

Ruairidh W. Campbell, 37, graduated from the University of Texas at Austin with a Bachelor of Arts in History and then from the University of Utah College of Law with a Juris Doctorate with an emphasis in corporate law, including securities and taxation. He has been an officer and director of several public companies that include: NovaMed, Inc., a manufacturer of medical devices
(president and director from 1995 to present), Bren-Mar Minerals, Ltd., a Canadian mineral resource development company (president and director 1995 to present), and Allied Resources Inc., a Canadian based oil and gas development company (president and director 1998 to present). Mr. Campbell is also the President and a Director of three private shell companies that intend to become fully reporting public companies. Mr. Campbell began his one-year term as the Company's President and Director on December 10, 1999.

Richard D. Surber, 27, graduated from the University of Utah with a Bachelor of Science degree in Finance and then with a Juris Doctorate with an emphasis in corporate law, including securities, taxation, and bankruptcy. He serves, or has served, as an officer and director of the following public companies:
CyberAmerica Corporation, a holding company whose subsidiaries invest in real estate and provide financial consulting services (president and director from 1992 to the present); Chattown.com Network, Inc. (f/k/a Vaxcel, Inc.), which is unrelated to the Company (president and director from June, 1999 to April 10, 2000); Kelly's Coffee, Group, Inc., a shell company whose plan is to acquire an unidentified company (president and director from May, 1999 to the present); Innovative Property Development Corporation ("IPDC"), n/k/a China Mall USA.com, Inc., a former subsidiary of CyberAmerica Corporation, which currently is a non-reporting Chinese Internet company (president and director 1992 to June, 1999); Eurotronics Corporation, f/k/a Hamilton Exploration, Inc., a shell company which is currently unrelated to the Company (president and director 1994-1996), and whose post-1996 operations if any are not known; Area Investment Development Company, which was a shell company unrelated to the Company (president and director 1994-1996), and which has recently acquired an Internet company whose content revolves around religious events; Youthline USA, Inc., f/k/a Ult-i-Med Health Centers, Inc., a non-reporting shell company that acquired an educational company which distributes education newspapers to children in grades K-12 (secretary and director from April 6, 1999 to July 29,1999); Premier Brands, Inc., a shell company (president and director April, 1998 - September, 1998); and Golden Opportunity Development Corporation, a wholly owned subsidiary of CyberAmerica Corporation, (president and director from September, 1999 to present) whose operations consist of operating a 134 room hotel in Baton Rouge, Louisiana; Power Exploration, Inc., an oil and gas company (director from January 28, 2000 to the present). Mr. Surber is also the President and a Director of several private shell companies that intend to become fully reporting public companies. Mr. Surber began his one-year term as the Company's President and Director on December 10, 1999.

The SEC reporting shell companies that Ruairidh Campbell is serving as President and Director are listed in the following table:

        CORPORATION NAME      FORM TYPE       FILE NUMBER       DATE OF FILING
        ----------------      ---------       -----------       --------------
Alexandria Holdings, Inc.       10-SB          000-29325       February 3, 2000
                              10-SB/A-1                         April 14, 2000

Aswan Investments, Inc.         10-SB          000-29321        February 3, 2000
                              10-SB/A-1                         April 14, 2000

Cairo Acquisitions, Inc.        10-SB          000-29323       February 3, 2000
                              10-SB/A-1                         April 14, 2000

Mr. Campbell is the President and a Director of the following additional public companies:


            CORPORATION NAME                           EXCHANGE
            ----------------                           --------
NovaMed, Inc.                                           OTC:BB
Bren-Mar Minerals, Ltd.                                  CDNX
Allied Resources, Inc.                                   CDNX

Mr. Campbell is the Secretary and a Director of the following private shell companies, all of which are incorporated in the State of Nevada:


                              CORPORATION NAME
                              ----------------
                               EnterNet, Inc.
                              InvestNet, Inc.
                               FundNet, Inc.

Mr. Campbell has no present plans to file a 10-SB Registration document on any of the aforementioned private shell companies.

The SEC reporting shell companies that Richard Surber is serving an Officer and Director are listed in the following table:

        CORPORATION NAME      FORM TYPE       FILE NUMBER       DATE OF FILING
        ----------------      ---------       -----------       --------------
Alexandria Holdings, Inc.       10-SB          000-29325       February 3, 2000
                              10-SB/A-1                         April 14, 2000

Aswan Investments, Inc.         10-SB          000-29321        February 3, 2000
                              10-SB/A-1                         April 14, 2000

Cairo Acquisitions, Inc.        10-SB          000-29323       February 3, 2000
                              10-SB/A-1                         April 14, 2000



        CORPORATION NAME                  FORM TYPE                  FILE NUMBER                 DATE OF FILING
        ----------------                  ---------                  -----------                 --------------
Cyberbotanical, Inc.                        10-SB                     000-29383                 February 8, 2000
                                           10-SB/A                                              February 15, 2000
                                          10-SB/A-2                                               April 6, 2000
                                          10-SB/A-3                                               May 18, 2000
                                          10-SB/A-4                                               June 23, 2000

Cyberboy, Inc.                              10-SB                     000-29505                 February 15, 2000

Cybercosmetics, Inc.                        10-SB                     000-29601                 February 18, 2000

Cyberexcellence, Inc.                       10-SB                     000-29605                 February 18, 2000

Cyber Soccer, Inc.                          10-SB                     000-29635                 February 22, 2000

The corporations for which Richard Surber may be filing Forms 10-SB are listed in the table below. All corporations are organized under the laws of the State of Nevada. There is currently no timetable for the 10- SB filings for these companies.

            CORPORATION NAME                           FORM TYPE
            ----------------                           ---------
Cyberenergy, Inc                                         10-SB
Cyber Equestrian, Inc                                    10-SB
Cybereye, Inc                                            10-SB
Cyber Fishing, Inc                                       10-SB
Cybergate, Inc                                           10-SB
Cyberlead, Inc                                           10-SB
Cyberlife, Inc                                           10-SB
Cyber Oil, Inc                                           10-SB
Cyber Skiing, Inc                                        10-SB
Cyber Tennis, Inc                                        10-SB
Cybertyme, Inc                                           10-SB
Cyberwholesale, Inc                                      10-SB
Cyber Wrestling, Inc                                     10-SB
Cyberwrite, Inc                                          10-SB

Richard Surber may file additional Forms 10-SB with the SEC for shell companies of which he is sole officer and director. Ruairidh Campbell has no present intention of filing any further Forms 10-SB with the SEC for shell companies.

None of the companies listed in the tables above have engaged in an acquisition or merger as of the filing date of this Form 10-SB/A-2.

Conflicts Of Interest

Members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as Officers and Directors of the Company. Insofar as the Officers and Directors are engaged in other business activities, management anticipates it will devote only a relatively minor amount of time to the Company's affairs.

The Officers and Directors of the Company are and may in the future become shareholders, officers or directors of other companies that may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

The Officers and Directors are, so long as they are Officers or Directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the Officers or Directors are affiliated with both desire to take advantage of an opportunity, then such Officer or Director would abstain from negotiating and voting upon the opportunity. However, the Officer and Director may still take advantage of an opportunity if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions. There is no order of preference or priority over the other affiliated companies to proceed with a proposed transaction with a target business. The Company will consider retaining an independent director to vote on such matters, if necessary, before such transactions are consummated, in the event of a conflict of interest.

Ruairidh Campbell, President of the Company and Richard Surber, Secretary of the Company will be compensated in the form of shares of common stock of the Company upon completion of an acquisition or merger. It is possible that such compensation may become a factor in negotiations and present a conflict of interest. Ruairidh Campbell and Richard Surber will use their best efforts to resolve equitably any conflicts that might arise during negotiations for an acquisition or merger.

There are no agreements or understandings for Ruairidh Campbell or Richard Surber to resign at the request of another person. Ruairidh Campbell and Richard Surber are not acting on behalf of or will act at the direction of any other person, except at the time of a acquisition or merger and at the request of the controlling persons of the acquisition or merger candidate. The Company expects that the controlling persons of a acquisition or merger candidate would ask the current Officers and Directors to resign at the time of the acquisition or merger as any such transaction would change control of the Company.

There are no current plans, proposals, arrangements or understandings with respect to the issuance of additional securities by the Company prior to the merger with or acquisition of a business or businesses.

ITEM 6.  EXECUTIVE COMPENSATION

No cash compensation was paid to any of the Company's executive officers during the fiscal year ended December 31, 1999. No cash compensation has been paid to any of the executive officers since the beginning of 2000, and it is not expected any such compensation will be paid during the remainder of 2000. The Company, as of April 3, 2000, has issued Ruairidh Campbell a total of 2,500,000 Shares for his services to the Company valued at $2,500. The Company, as of April 3, 2000, has issued Richard Surber a total of 2,500,000 Shares for his services to the Company valued at $2,500. There is currently no policy in place that prevents the Company from compensating Ruairidh Campbell, Richard Surber or any future officer, director or affiliate in the form of the Company's shares of common stock or other non-cash compensation. The Company has no current plans to compensate any of the aforementioned entities in this manner in the foreseeable future. However, the Company may agree to register the Shares pursuant to an appropriate registration statement on or after the Company effects a merger or acquisition.

The Company has no agreement or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding employment with the Company or compensation for services. The Company has no plan, agreement, or understanding, express or implied, with any officer, director, or principal stockholder, or their affiliates or associates, regarding the issuance to such persons of any shares of the Company's authorized and unissued common stock. There is no understanding between the Company and any of its present stockholders regarding the sale of a portion or all of the common stock currently held by them in connection with any future participation by the Company in a business. There are no other plans, understandings, or arrangements whereby any of the Company's officers, directors, or principal stockholders, or any of their affiliates or associates, would receive funds, stock, or other assets in connection with the Company's participation in a business. No advances have been made or contemplated by the Company to any of its officers, directors, or principal stockholders, or any of their affiliates or associates.

There is no policy that prevents management from adopting a plan or agreement in the future that would provide for cash or stock based compensation for services rendered to the Company.

Upon the merger or acquisition of a business, it is possible that current management will resign and be replaced by persons associated with the business acquired, particularly if the Company participates in a business by effecting a stock exchange, merger, or consolidation as discussed under the "BUSINESS" heading above. In the event that any member of current management remains after effecting a business acquisition, that member's time commitment and compensation will likely be adjusted based on the nature and location of such business and the services required, which cannot now be foreseen.

Compensation of Directors

Currently there are no plans to compensate the Directors of the Company for their services.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On December 10, 1999 the Company issued 1,000,000 shares of Common Stock to Ruairidh Campbell (500,000) and Richard Surber (500,000), Officers and Directors of the Company, at par value of $0.001for a total of $1,000.

On January 12, 2000, the Company issued 5,000,000 shares of Common Stock to Ruairidh Campbell (2,500,000) and Richard Surber (2,500,000) valued at par ($0.001) in exchange for services rendered.

ITEM 8.  DESCRIPTION OF SECURITIES

The Company is authorized to issue 45,000,000 shares of common stock, par value $0.001 per share, of which 6,042,500 shares are issued and outstanding as of April 3, 2000. The Company is also authorized to issue 5,000,000 shares of preferred stock, par value $0.001 per share, of which none are issued and outstanding as of April 3, 2000. Holders of both the common and preferred stock are entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Neither the holders of common stock nor of preferred stock have cumulative voting rights. The Company's Board of Directors has authority, without action by the Company's stockholders, to issue all or any portion of the authorized but unissued shares of common stock, which would reduce the percentage ownership in the Company of its stockholders and which may dilute the book value of the common stock. Likewise, the Company's Board of Directors has authority, without action by the holders of preferred stock, to issue all or any portion of the authorized but unissued shares of preferred stock so long as such shares are on a parity with or junior to the rights of the preferred stock, which would reduce the percentage ownership of the preferred stock holders and which may dilute the book value of the stock.

Holders of either the Company's common or preferred stock have no pre-emptive rights to acquire additional shares of stock. The common stock is not subject to redemption and carries no subscription or conversion rights. In the event of liquidation of the Company, the shares of common stock are entitled to share equally in corporate assets after satisfaction of all liabilities. Additional rights, if any, for holders of preferred stock, in the event of liquidation are yet to be determined by the Board of Directors.

Holders of the common stock are entitled to receive such dividends as the Board of Directors may from time to time declare out of funds legally available for the payment of dividends. The rights of holders of the preferred stock to receive dividends, if any, are yet to be determined by the Board of Directors. The Company has not paid dividends on either its common stock or its preferred stock, and it does not anticipate that it will pay dividends in the foreseeable future.

Dividend, Voting and Preemption Rights

The Company has two classes of authorized shares: $0.001 par value common stock and $.001 par value preferred stock. Holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available. The rights of holders of preferred stock, if any, to receive a dividend, are yet to be determined by the Board of Directors. The Company has not paid dividends on either its common stock or its preferred stock, and it does not anticipate that it will pay dividends in the foreseeable future. For more information on the Company's dividend policy, see Part II. Item 1, "Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters."

Holders of the Company's common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the security holders. The rights of holders of preferred stock, if any, to vote on all matters submitted to a vote of the security holders is yet to be determined by the Board of Directors. The holders of common stock are not entitled to cumulative voting rights.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

The Company currently has no public trading market. The Company intends to file a Form 15c-(2)(11) in an effort to obtain a listing on the NASD over the counter bulletin board to create a public market upon this Form 10SB/A-2 becoming effective. Management believes that the creation of a public trading market for the Company's securities would make the Company a more attractive acquisition or merger candidate. However, there is no guarantee that the Company will obtain a listing on the NASD over-the-counter bulletin board or that a public market for the Company's securities will develop or, if such a market does develop, that it will continue, even if a listing on the NASD over the counter bulletin board is obtained. In light of the Securities & Exchange Commission's position (per No Action Letter, NASD Regulation, Inc., dated January 21, 2000) which states that the securities issued by a blank check company can only be resold through registration under the Securities Act, Rule 144 is not available for resale transactions involving the Company's securities. The Company may only be able to obtain a listing on the NASD OTC:BB after filing an appropriate registration under the Securities Act of 1933 which would most likely occur subsequent to the Company via a business combination. In addition, the promoters or affiliates of blank check companies, as well as their transferees, are deemed to be "underwriters" of the securities issued both before and after any business combination.

Record Holders

As of April 3, 2000 there were seventy-five (75) shareholders of record holding a total of 6,042,500 shares of Common Stock. The holders of the Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of the Common Stock have no preemptive rights and no right to convert their Common Stock into any other securities. There are no redemption or sinking fund provisions applicable to the Common Stock.

Dividends

The Company has not declared any dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit the Company's ability to pay dividends on its Common Stock other than those generally imposed by applicable state law.

Penny Stock

Until the Company's shares qualify for inclusion in the NASDAQ system, the trading of the Company's securities, if any, will be in the over-the-counter markets which are commonly referred to as the "pink sheets" or on the OTC Bulletin Board. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of the securities offered.

Effective August 11, 1993, the Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

ITEM 2.           LEGAL PROCEEDINGS

The Company is currently not a party to any legal proceedings.

ITEM 3.           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

The Company has had no disagreements with its independent accountants.

ITEM 4.           RECENT SALES OF UNREGISTERED SECURITIES

On December 10, 1999 the Company issued 1,000,000 shares of Common Stock to Ruairidh Campbell (500,000) & Richard Surber (500,000), Officers and Directors of the Company, at par value of $0.001 for a total of $1,000. The Company relied on exemptions provided by Section 4(2) of the Securities Act of 1933, as amended. The Company made this offering based on the following factors: (1) the issuance was an isolated private transaction by the Company which did not involve a public offering; (2) there were only two offerees who were consultants to and Directors of the Company; (3) the offerees will not resell the stock but will continue to hold it for at least one year; (4) there were no subsequent or contemporaneous public offerings of the stock; (5) the stock was not broken down into smaller denominations; and (6) the negotiations for the sale of the stock took place directly between the offerees and the Company.

On December 16, 1999, the Company completed a private placement of 35,500 shares of Common Stock to 75 non-U.S. persons at a purchase price of $0.01 per share. The Company relied on exemptions provided by Regulation S of the Securities Act of 1933, as amended, for the issuance of the 35,500 shares of Common Stock to these non-U.S. persons. All of these shares are "restricted" shares as defined by Regulation S under the Securities Act of 1933, as amended (the "Act"). The 35,500 shares will only be eligible for sale in a public market in compliance with the limitations imposed by Regulation S, Rule 144, or otherwise, pursuant to the Act.

On January 12, 2000 the Company issued 5,007,000 shares of Common Stock to Ruairidh Campbell (2,500,000), Richard Surber (2,500,000), Susan Santage (5,000) and Kevin Schillo (2,000), valued at par($0.001) for services rendered pursuant to Rule 701 of the Securities Act of 1933. The Company relied on the following facts in determining that Rule 701 was available: (a) the shares were issued pursuant to a written compensatory benefit plan issued by the Company,

(b) the individuals listed rendered bonafide services not in connection with the offer or sale of securities in capital raising transaction, (c) the shares were issued pursuant to a written contract relating to the issuance of shares paid as compensation for services rendered, and (d) the amount of shares offered and sold in reliance on Rule 701 did not exceed $500,000 and all securities sold in the last 12 months have not exceeded $5,000,000. In light of the Securities & Exchange Commission's position (per No Action Letter, NASD Regulation, Inc., dated January 21, 2000) that the securities issued by a blank check company to promoters and affiliates, and their transferees, can only be resold through registration under the Securities Act, it is the position of the SEC that Rule 144 is not available for resale transactions involving these securities.

All stock certificates issued exhibit restrictive legends in accordance with the rules and regulations of the Securities Act of 1933 as described below.

In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

In light of the Securities & Exchange Commission's position (per No Action Letter, NASD Regulation, Inc., dated January 21, 2000) that the securities issued by a blank check company to promoters and affiliates, and their transferees, can only be resold through registration under the Securities Act, Rule 144 is not available for resale transactions involving the Company's securities. Upon consummation of a merger, the Company may be required to file the necessary and appropriate registration statements to register the affiliates' shares. In addition, the promoters or affiliates of blank check companies, as well as their transferees, are deemed to be "underwriters" of the securities issued both before and after any business combination.

Regulation S provides generally that any offer or sale that occurs outside of the United States is exempt from the registration requirements of the Securities Act of 1933, provided that certain conditions are met. Regulation S has two safe harbors. One safe harbor applies to offers and sales by issuers, securities professionals involved in the distribution process pursuant to contract, their respective affiliates, and persons acting on behalf of any of the foregoing (the "issuer safe harbor"), and the other applies to resales by persons other than the issuer, securities professionals involved in the distribution process pursuant to contract, their respective affiliates (except certain officers and directors), and persons acting on behalf of any of the forgoing (the "resale safe harbor"). An offer, sale or resale of securities that satisfied all conditions of the applicable safe harbor is deemed to be outside the United
States as required by Regulation S. The distribution compliance period for shares sold in reliance on Regulation S is one year.

The Company has complied with the requirements of Regulation S by having no directed selling efforts made in the United States, By selling only to buyers who were outside the United States at the time the buy orders originated, ensuring that each person is a non-U.S. person with address in a foreign country and having each person make representation to the Company certifying that he or she is not a U.S. person and is not acquiring the Securities for the account or benefit of a U.S. person other than persons who purchased Securities in transactions exempt from the registration requirements of the Securities Act; and also agrees only to sell the Securities in accordance with the registration provisions of the Securities Act or an exemption therefrom, or in accordance with the provisions of the Regulation.

The Company has obligations to ensure that any state laws are not violated through the sale and resale of its securities. Ruairidh Campbell, President of the Company, and Richard Surber, Secretary and Treasurer of the Company, understood and agreed that the securities of the Company issued to them are unregistered and restricted securities and may not be sold, transferred or otherwise disposed of unless registered or qualified under applicable state securities laws or an exemption therefrom is available.

ITEM 5.           INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Bylaws and section 78.751 of the Nevada Revised Statutes provide for indemnification of the Company's officers and directors in certain situations where they might otherwise personally incur liability, judgments, penalties, fines and expenses in connection with a proceeding or lawsuit to which they might become parties because of their position with the Company.

Section 78.751. Indemnification of officers, directors, employees and agents; advancements of expenses, states the following:

     1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

     2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonable entitled to indemnity for such expenses as the court deems proper.

     3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

     4. Any indemnification under subsections 1 and 2, unless ordered by a court or advanced pursuant to subsection 5, must be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

          (a)  By the stockholders;

          (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding;

          (c) If a majority vote of a quorum consisting of directors who were not parties to the act, suit or proceeding so orders, by independent legal counsel in a written opinion; or;

          (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

     5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

     6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:


          (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 5, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.

          (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

To the extent that indemnification may be related to liability arising under the Securities Act, the Securities and Exchange Commission takes the position that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                    PART F/S

The Company's audited financial statements since inception for the fiscal year ended December 31, 1999 are attached hereto as F-1 through F-8.


















                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

                             Cairo Acquisitions, Inc
                          (A Development Stage Company)
                          Audited Financial Statements
                                December 31, 1999

                                    CONTENTS

                                                                            Page

Independent Auditors' Report.................................................F-2


Balance Sheet................................................................F-3


Statement of Operations......................................................F-4


Statement of Stockholders' Equity............................................F-5


Statement of Cash Flows......................................................F-6


Notes to Financial Statements................................................F-7

[TANNER +CO.
675 EAST 500 SOUTH, SUITE 640
SALT LAKE CITY, UTAH 84102
PHONE: 801-532-7444
FAX: 801-532-4911
EMAIL MAIL@BESTCPA.COM]


INDEPENDENT AUDITORS' REPORT



To the Stockholders' and
Board of Directors of
Cairo Acquisitions, Inc.

We have audited the accompanying balance sheet of Cairo Acquisitions, Inc. (a development stage company), as of December 31, 1999 and the related statements of operations and stockholders' equity, and cash flows for the period from December 7, 1999 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cairo Acquisitions, Inc. (a development stage company), as of December 31, 1999 and the results of its operations and its cash flows for the period from December 7, 1999 (date of inception) to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company's revenue generating activities are not in place and the Company has incurred a loss. These conditions raise substantial doubt about its ability to continue as a going concern. Management's plans regarding those matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  Tanner+Co.
---------------------
Salt Lake City, Utah
January 19, 2000

                            CAIRO ACQUISITIONS, INC.
                         (A Developmental Stage Company)
                                  Balance Sheet
                                December 31, 1999

                           Assets

Current assets - stock subscription receivable                   $         445


               Liabilities and Stockholders' Equity

Current liabilities                                              $           -
                                                                 -------------

Stockholders' equity:
    Preferred stock, $.001 par value, 5,000,000 shares
      authorized, no shares issued or outstanding                            -
    Common stock, $.001 par value, 45,000,000 shares
      authorized, 1,035,500 shares issued and outstanding               1,036
    Additional paid-in capital                                            319
    Accumulated deficit                                                  (910)
                                                                 -------------

               Total stockholders' equity                                  445
                                                                 -------------

                                                                 $         445
                                                                 =============







                        See notes to financial statements

                            CAIRO ACQUISITIONS, INC.
                         (A Developmental Stage Company)
                             Statement of Operations
            December 7, 1999 (Date of Inception) to December 31, 1999

Revenues                                                   $                 -

General and administrative costs                                           910
                                                           -------------------
               Net loss before income taxes                               (910)

Provision for income taxes                                                   -
                                                           -------------------

               Net loss                                    $              (910)
                                                           ===================
Loss per common share - basic and diluted                  $                -
                                                           ===================
Weighted average common shares - basic and diluted                   1,035,000
                                                           ===================




                        See notes to financial statements

                            CAIRO ACQUISITIONS, INC.
                         (A Developmental Stage Company)
                        Statement of Stockholders' Equity
            December 7, 1999 (Date of Inception) to December 31, 1999



                                              Preferred Stock           Common Stock                       Additional
                                     -----------------------------------------------------------------      Paid-in      Accumlated
                                          Shares     Amount        Shares        Amount        Capital      Deficit        Total
                                     -----------------------------------------------------------------------------------------------
Balance at December 7, 1999 (date
of inception)                              -       $   -              -      $     -        $     -      $      -      $       -

Issuance of common stock for:
    Cash                                   -           -          590,500         591           319             -           910
    Stock subscription
      receivable                           -           -          445,000         445             -             -           445

Net loss                                   -           -                -           -             -          (910)         (910)
                                    ------------------------------------------------------------------------------------------------

Balance at December 31, 1999               -       $   -        1,035,500    $  1,036      $   319      $    (910)      $   445
                                    ================================================================================================


                        See notes to financial statements

                            CAIRO ACQUISITIONS, INC.
                         (A Developmental Stage Company)
                             Statement of Cash Flows
            December 7, 1999 (Date of Inception) to December 31, 1999

Cash flows from operating activities -

         net loss                                     $             (910)
                                                      ------------------


Cash flows from investing activities                                   -
                                                      ------------------

Cash flows from financing activities-

         issuance of common stock                                    910
                                                      ------------------

Net increase in cash                                                   -

Cash, beginning of period                                              -
                                                      ------------------

Cash, end of period                                   $                -
                                                      ==================







                        See notes to financial statements

                            CAIRO ACQUISITIONS, INC.
                         (A Developmental Stage Company)
                          Notes to Financial Statements
                                December 31, 1999

1.       Organization and Summary of Significant Accounting Policies

         Organization

         The Company was organized under the laws of the State of Nevada on December 7, 1999 (date of inception). The Company has not commenced planned principal operations. The Company proposes to seek business ventures which will allow for long-term growth. Further, the Company is considered a development stage company as defined in SFAS No. 7 and has not, thus far, engaged in business activities of any kind. The Company has, at the present time, not paid any dividends and any dividends that may be paid in the future will depend upon the financial requirements of the Company and other relevant factors.

         Cash and Cash Equivalents

         For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

         Income Taxes

         Deferred income taxes are provided in amounts sufficient to give effect
         to  temporary   differences   between   financial  and  tax  reporting,
         principally related to net operating loss carryforwards.

         Earnings Per Share

         The computation of basic earning per common share is based on the weighted average number of shares outstanding during each period.

         The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the period plus the common stock equivalents which would arise form the exercise of stock options and warrants outstanding using the treasury stock method and the average market price per share during the period. The Company did not have any stock options or warrants outstanding at December 31, 1999.

         Concentration of Credit Risk

         The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

         Use of Estimates in the Preparation of Financial Statements

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                            CAIRO ACQUISITIONS, INC.
                         (A Developmental Stage Company)
                          Notes to Financial Statements
                                December 31, 1999

2.       Going Concern

         As of December 31, 1999, the Company's revenue generating activities are not in place, and the Company has incurred a loss for the period then ended. These factors raise substantial doubt about the Company's ability to continue as a going concern.

         Management   intends  to  seek  additional   funding  through  business
         ventures. There can be no assurance that such funds will be available to the Company, or available on terms of acceptable to the Company.

3.       Income Taxes

         The difference between income taxes at statutory rates and the amount presented in the financial statements is a result of an increase in the valuation allowance to offset the deferred tax asset related to the net operating loss carryforward.

         The Company has net operating loss carryforwards of approximately $900, which begin to expire in the year 2019. The amount of net operating loss carryforward that can be used in any one year will be limited by significant changes in the ownership of the Company and by the applicable tax laws which are in effect at the time such carryforwards can be utilized.

4.       Supplemental Cash Flow Information

         No amounts were paid for interest or income taxes during the period ended December 31, 1999.

         During the period ended December 31, 1999, the Company issued common stock in exchange for a stock subscription receivable. The stock subscription receivable was collected subsequent to December 31, 1999.

5.       Preferred Stock

         The Company has authorized up to 5,000,000 shares of preferred stock with a par value of $.001 per share. The preferred stock can be issued in various series with varying dividend rates and preferences.

6.       Recent Accounting Pronouncements

         In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective date of FASB Statements No. 133." SFAS 133 establishes accounting and reporting standards of all derivatives as assets or liabilities in the statement of financial position and measurement of those instruments at fair value. SFAS 133 is now effective for fiscal years beginning after June 15, 2000. The Company believes that the adoption of SFAS 133 will not have any material effect on the financial statements of the Company.

7.       Subsequent Event

         On January 12, 2000, the Company issued 5,007,000 shares of common stock in exchange for services.

                                    PART III

ITEM 1.           EXHIBITS

(a) Exhibits. Exhibits required to be attached are listed in the Index to Exhibits beginning on page 28 of this form 10-SB/A-2 under "Item 2, Description of Exhibits."













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                                       26

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 27th day of June, 2000.

                                              Cairo Acquisitions, Inc.


                                              /s/  Ruairidh Campbell
                                              ----------------------------
                                              Name: Ruairidh Campbell
                                              Title: President/CEO and Director

Signature                             Title                     Date
---------                             -----                     ----
/s/  Ruairidh Campbell
----------------------
Ruairidh Campbell            President and Director         June 27, 2000




/s/  Richard Surber
-------------------
Richard Surber               Secretary and Director         June 27, 2000
















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                                       27

ITEM 2. DESCRIPTION OF EXHIBITS.

                                INDEX TO EXHIBITS

Exhib.       Page
No.           No.               Description

3(i)          29         Articles of Incorporation of Cairo Acquisitions, Inc.,
                         a Nevada corporation,filed with the State of Nevada on December 10, 1999.

3(ii)         31         By-laws of the Company adopted on December 7, 1999.

4             42         Employee Benefit Plan adopted on December 14 , 1999.

27            46         Financial Data Schedule "CE"






















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                                       28